Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001- 40161)

Set forth below is an internal FAQ of Dave Inc. first made available on June 7, 2021. VPC Impact Acquisition Holdings III, Inc. is filing the below in connection with the proposed business combination between VPC Impact Acquisition Holdings III, Inc. and Dave Inc.

SPAC Announcement: Internal FAQ

General SPAC Questions

1.	What was announced?

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We announced that Dave has taken steps necessary to become a public company! We will do this by doing a business combination with VPC Impact Acquisition Holdings III, Inc., a publicly-traded special purpose acquisition company (SPAC) traded on the NYSE (ticker is VPCC). At the close of this transaction, Dave will become a publicly traded company.

2.	What is a SPAC?

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A SPAC is a “special purpose acquisition company” also known as a “blank check” company, that raises a pool of capital in an IPO and then searches for a company to “take public” by combining with that company, effectively investing the proceeds raised in the IPO in an operating company that is then publicly traded. A “SPAC” is another way in which a company can go public.

3.	Why did Dave decide to go public versus staying private?

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Going public allows us to raise significant capital that we can use to invest in our business, as well as helps the company attract talent that we need to achieve our mission. Finally, trust is incredibly important given the nature of our business and we believe being a public company will support our efforts of being a trusted and credible business that our customers can rely on.

4.	Why did Dave decide to go the SPAC route vs the traditional IPO process?

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We believe there are many advantages for Dave in going the SPAC route, including expediency and support by several highly reputable partners, like Tiger Global Management, LLC, Wellington Management, and Victory Park Capital.

5.	Are we ready to be a public company?

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Many decisions and investments over the past several months have been made with this possible future in mind. For example, we’ve made significant investments in functions like Legal, Compliance, and Finance and will continue to do so. We’ve also added individuals to our Leadership Team who are experienced in operating public companies. We will continue to make investments in talent, process, systems and tools, etc. across the board to ensure we’re able to operate effectively as a public company.

6.	What are the terms of this deal?

•	All of the terms of the deal can be found in the press release HERE

7.	How do we plan to use the proceeds received in the transaction?

•	This money is expected to support organic growth and strategic acquisitions and ultimately help us accelerate our product roadmap and marketing efforts in support of our important mission.

8.	When will Dave become a public company?

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Today’s announcement does not yet make us a public company nor does it guarantee that we will complete the business combination – simply put, we have a signed definitive agreement to move forward with the process. There is still work ahead for us: we and VPCC must complete the SEC review process and VPCC must secure shareholder approval for the transaction, among other closing conditions. We currently anticipate completing the process late in the third quarter or in the fourth quarter of this year.

9.	How will my day-to-day change when Dave is a public company?

•	For most Daves, your day-to-day will not change.

10.	What can or can’t I tell my friends/family if they are interested in buying Dave stock?

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You may get questions from investors, business partners, even family and friends. If that happens, it is critical that our performance and any future plans are kept confidential. It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company. Internal company communications must remain internal and are not to be shared with anyone outside of Dave – this includes sharing information or statements about the business combination publicly which are not already public, including all channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc. If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to Jazmin Beltran, Dave’s Communications Specialist. This is very important and we ask for everyone’s help in protecting our information.

11.	Can I buy/ trade shares in VPC Impact Acquisition Holdings III, Inc.?

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Please be advised that the company is instituting a “black-out period” for all company employees, which means no employee of the company may trade in the Company’s securities during this time. Due to certain material non-public information which has not yet been disclosed to the public, the Company has decided to implement a trading black-out period until further notice. All employees are subject to this policy and therefore may not trade in VPCC securities during this trading black-out period.

Organizational Impact Questions

12.	Will there be executive staff changes?
•	No. There will be no changes to the leadership team as a result of this transaction.

13.	Who will be on the board?

•	The final board composition of the new public company is not yet decided.

14.	Will this transaction cause layoffs/create jobs?

•	This transaction is about supporting the growth of Dave. We believe that if we continue our growth trajectory as a public company, we will create more jobs and opportunities for employees.

Compensation Questions

15.

Will my existing equity awards be rolled into the combined company such that existing and future options continue following the closing of the transaction? How will the valuation and strike price be determined?

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All employees’ existing Dave equity will roll into the post-combination company on the same terms as currently contemplated (i.e., there will be no accelerated vesting when the transaction closes and existing equity awards will remain on their current vesting schedules). The strike price of options and number of shares subject to equity awards will be adjusted by the exchange ratio in the same manner as all other securities in the transaction, which will reflect the valuation contemplated by the terms of the transaction. Please note, taking the company public in this manner is the equivalent of an initial public offering for purposes of your options.

16.	I was recently hired and haven’t received my equity grant, yet. How does this transaction impact my equity?

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You will receive an equal sized grant to what was promised in your offer letter, adjusted for the exchange ratio of the transaction. Your grant will be issued by the combined company after the transaction closes.

17.	I was offered a fixed number of options to purchase shares in my offer letter but they have not been granted yet; will you still honor the number of shares detailed in my offer?

•	Yes, we will honor the number of options promised in your offer letter, however, the quantities will be adjusted to reflect the exchange ratio of the transaction.

18.	If Dave can’t grant equity again until we are public, what does that mean for recruiting between now and when we are public?

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Until the transaction closes and we can grant equity again, new hire equity packages will be communicated as a dollar amount that will then be converted into shares. The vesting date will align with the new hire start date as is our current practice. We believe the SPAC announcement will positively support our recruiting efforts as it provides prospective hires a clear path for liquidity.

19.	If Dave can’t grant equity again until we are public, what does that mean for any promotions between now and when we are public where new equity would be awarded?

•	Until the transaction closes and we can grant equity again, any equity awards to existing Daves will be communicated as a dollar amount that will then be converted into shares.

20.	Will Dave continue to grant ISOs or will we change our equity vehicle?

•	We’re currently evaluating potential changes to our equity compensation structure. Future grants may change from ISOs to RSUs or a combination thereof.

21.	Will Dave have an Employee Stock Purchase Plan (ESPP) that allows employees to purchase shares on their own?

•	We are evaluating this and have not yet made a decision.

22.	Will there be a lock-up period after Dave goes public where I need to wait to exercise my options?

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There will be a six month lock-up period following the closing of the transaction, but such lock-up only applies to the sale of shares of stock. You can still exercise options for cash but you won’t be able to sell shares into the market for six months after the transaction closes (and you won’t be able to engage in “sell to cover transactions” during that six month period).

23.	Will there be an opportunity to early exercise my options prior to going public?

•	No

24.	Who can give me personal financial advice related to my equity and this transaction?

•	Each employee situation will be different; therefore, we’d encourage you to reach out to a personal financial advisor or accountant.

Important Information About the Proposed Business Combination and Where to Find It.

This communication is being made in respect of the proposed transaction involving VPC Impact Acquisition Holdings III, Inc. (“VPCC”) and Dave Inc. (“Dave”). In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by VPCC with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about VPCC, Dave, and the proposed business combination. Such persons can also read VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), for a description of the security holdings of VPCC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’ secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of VPCC’s directors and executive officers in VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and VPCC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 25, 2021 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Proposed Business Combination. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.